UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/A. Brent King
A. Brent King Employee Savings Plan Committee

Date:   June 27, 2011

2

Appendix 1

Tredegar Corporation Retirement
Savings Plan

FINANCIAL REPORT
DECEMBER 31, 2010 AND 2009

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-16

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)-Schedule I	18

EXHIBIT

Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Witt Mares, PLC

Richmond, Virginia
June 14, 2011

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
ASSETS

Investments, at fair value:
Tredegar Corporation common stock	$36,643,927	$34,796,816
Mutual funds	51,494,452	44,278,013
Common collective trust	7,466,004	8,182,082

Total investments	95,604,383	87,256,911

Receivables:
Accrued interest and dividends	75,680	88,618
Notes receivable from participants	2,368,709	1,980,146

Total receivables	2,444,389	2,068,764

Total assets	98,048,772	89,325,675

LIABILITIES

Benefits payable	-	115,378

Total liabilities	-	115,378
Net assets available for benefits, at fair value	98,048,772	89,210,297

Adjustment from fair value to contract value for fully benefit responsive investment contract	77,742	350,148

Net assets available for benefit	$98,126,514	$89,560,445

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest	$115,944	$118,529
Dividends	1,589,256	1,388,404
Net appreciation in fair value of investments	11,912,383	4,382,539

Total investment income	13,617,583	5,889,472

Contributions:
Employer	2,280,296	2,487,673
Participants'	4,184,128	4,039,181
Rollover	191,641	205,200

Total contributions	6,656,065	6,732,054

Total additions	20,273,648	12,621,526

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Administrative expenses	57,127	74,485
Benefits paid to participating employees	11,650,452	6,497,624

Total deductions	11,707,579	6,572,109

NET INCREASE	8,566,069	6,049,417

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	89,560,445	83,511,028

End of year	$98,126,514	$89,560,445

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tredegar Corporation (Tredegar), which is engaged directly in the manufacturing of plastic films and aluminum extrusions, is a Virginia corporation.  The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits.  No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded.  The value of a participant's account may change from time to time.  Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with U. S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Fair Value Measurements

On January 1, 2008, the Plan adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 “Fair Value Measurements and Disclosures”, for financial assets and liabilities.  The Plan delayed the application of ASC Topic 820 for non-financial assets and non-financial liabilities, until January 1, 2009.  ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  See Note 11.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date.  Interest income is recorded as earned on the accrual basis.  In determining the realized net gain or loss on securities sold, the cost of securities is determined on a historic cost basis.  The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid or when payment has been attempted.

Investment Valuation

Investments are stated at fair value determined as follows:

Common stock - last published sale price on the New York Stock Exchange

Common collective trust - Investments in the Stable Asset Fund (Guaranteed Investment Contract, GIC) are credited with earnings on the underlying investments (principally the JP Morgan Asset Management Stable Asset Income Fund) and charged for plan withdrawals and administrative expenses.  The GIC is included in the investments at fair value at December 31, 2010, and is then adjusted to contract value.  Fair value is based on the annual report of the JP Morgan Asset Management Stable Asset Income Fund.  Contract value represents deposits made to the account plus interest earned on those deposits, less any withdrawals, withdrawal charges, and asset charges.

Shares of mutual funds were valued at quoted market prices, which represent the net asset value of shares held by the Plan

Recent Accounting Pronouncement

The FASB issued guidance in January 2010 that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for such transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs).  This update also clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.  The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for the interim periods in that year.  The adoption of these new disclosures and clarifications of existing disclosures have not and are not expected to materially expand our current financial statement footnote disclosure.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The FASB recently issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans in September 2010. This changes the classification of participant loans from investments to notes receivable in defined contribution plan financial statements. Participant loans would be measured at their unpaid principal balance plus accrued but unpaid interest, rather than the existing requirement to measure participant loans at fair value. The ASU, which should be applied retrospectively to all prior periods presented, is effective for fiscal years ending after December 15, 2010. This standard will not affect the classification of participant loans on the Form 5500. Participant loans will continue to be reported as plan investments on Form 5500, Schedule H. Because this standard will not result in a difference between total net assets reported in the audited financial statements and Form 5500, there is no requirement for a reconciling note in the plan’s financial statements.

Effective January 1, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles - Overall ("ASC 105-10"), which was formerly known as Statement of Financial Accounting Standards No. 168. ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (U.S. GAAP). Rules and interpretive releases of the U.S. Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

In May 2009, the FASB issued ASC 855-10, formerly SFAS No. 165, “Subsequent Events”. ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. As such, the Plan adopted these provisions during the period. Adoption of ASC 855-10 did not have a material effect on the Plan’s financial statements.

The Codification superseded all existing non-SEC accounting and reporting standards and all other non-grandfathered, non-SEC accounting literature included in FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, the FASB now issues Accounting Standards Updates ("ASUs"). ASUs are not considered authoritative in their own right, and serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

NOTE 2.                 DESCRIPTION OF PLAN

The Plan is a defined contribution plan.  Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 3.         CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%.  With the exception of certain collectively bargained plans, the 2010 company match contribution is $1.00 for every $1.00 a participant contributes up to 5% each payroll period compared to 2009 company match contribution was $1.00 for every $1.00 a participant contributed up to 6% each payroll period.

With the exception of Participants covered under certain collective bargaining agreements, Employees hired on or after January 1, 2007 will automatically be enrolled in the retirement savings plan at a three percent contribution level unless they choose to contribute more or less.  The default investment fund is the age appropriate target fund.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 3.                 CONTRIBUTIONS AND INVESTMENT OPTIONS (Concluded)

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers twenty (20) mutual funds, Tredegar stock and one (1) common collective trust as investment options to participants.

All Employer Contributions are invested in the Tredegar Stock Fund.  Effective January 1, 2007, if the Participant has at least three years of service, any existing Company matching funds as of December 31, 2006 can be transferred once per month as follows: a maximum of up to 33% of the participant’s existing units can be transferred during 2007, up to 66% in 2008, and up to 100% in 2009.  If the Participant is age 55 with at least three years of service, the Participant may transfer all or any part of their company matching account on a monthly basis.  Company matching contributions made after January 1, 2007 (“Post-2006 Match”) will be invested in company stock, and the Participant may continue to keep their match in Tredegar stock.  However, if the Participant has at least three years of service, the Participant will be able to transfer the Post-2006 Match to other funds on a monthly basis.

NOTE 4.                 INVESTMENTS

The following table presents the fair value of investments as of December 31, 2010 and 2009.

	2010 (1)	2009 (1)
Investments at fair value as determined by quoted market price:
Common stock:
Tredegar Corporation	$36,643,927	$34,796,816
Mutual Funds:
PIMCO Funds Total Return Fund A	6,850,914	$5,062,468
JP Morgan Smart Retirement Income Select	134,465	71,823
JP Morgan Smart Retirement 2010 Select	3,822,168	3,996,863
JP Morgan Smart Retirement 2015 Select	1,159,171	412,139
JP Morgan Smart Retirement 2020 Select	7,686,781	7,080,989
JP Morgan Smart Retirement 2025 Select	270,871	30,438
JP Morgan Smart Retirement 2030 Select	3,669,629	3,114,697
JP Morgan Smart Retirement 2035 Select	123,886	43,314
JP Morgan Smart Retirement 2040 Select	1,149,155	903,209

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 4.                 INVESTMENTS (Concluded)

	2010 (1)	2009 (1)
JP Morgan Smart Retirement 2045 Select	$52,724	$6,547
JP Morgan Smart Retirement 2050 Select	838,203	674,870
Eaton Vance Large-Cap Value I	360,462	124,001
Columbia Large Cap index Z	13,791,631	13,012,040
American Funds Growth Fund of America R4	751,659	844,540
Columbia Mid Cap Value Z	267,272	61,839
Morgan Stanley Inst Mid Cap Growth I	1,063,071	371,088
Thornburg International Value R4	2,289,096	2,195,106
American Funds EuroPacific Growth R4	2,789,749	2,743,369
Allianz NFJ Small Cap Value A	2,407,713	1,917,838
Van Kampen Small Cap Growth A	2,015,832	1,610,835
	51,494,452	44,278,013
Common Collective Trust(2)
JP Morgan Stable Asset Income	7,466,004	8,182,082
Total investments	$95,604,383	$87,256,911

(1)  Investments are carried in the statements of net assets available for benefits at fair value.
(2)  Investment values are based on the audited annual report of the JP Morgan Asset Management Stable Asset Income Fund.

During the years ended December 31, 2010 and 2009, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $11,912,383 and $4,382,539 as follows:

	2010	2009
Investments at fair value as determined by quoted market price:
Tredegar common stock	$6,900,250	$(5,118,608)
Mutual funds	4,874,431	9,361,297

Investments at fair value as determined in the audited annual report of the Frank Russell Trust Company:
Actively managed commingled funds	-	319,905

Investments at fair value as determined in the audited annual report of the JP Morgan Asset Management Stable Asset Income Fund:
Common collective trust	137,702	(180,057)
Net change in fair value	$11,912,383	$4,382,539

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 5.                 NONPARTICIPANT–DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar Corporation common stock fund is listed below.  All employer contributions are nonparticipant-directed and are invested in the Tredegar Corporation common stock fund.  All participant and rollover contributions are participant-directed.  All other components listed below are a blend of participant-directed and nonparticipant-directed information.

	2010	2009
Net assets available for benefits:
Tredegar common stock	$36,643,927	$34,796,816
Accrued interest and dividends	75,680	88,618
	$36,719,607	$34,885,434

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income (loss):
Interest	$37	$355
Dividends	319,424	350,900
Net appreciation (depreciation) in fair value of investments	6,900,250	(5,118,605)
	7,219,711	(4,767,350)

Contributions:
Employer	2,280,296	2,487,673
Participants'	423,101	459,152
Rollover	-	-
	2,703,397	2,946,825
Total additions	9,923,108	(1,820,525)

Deductions from net assets attributed to:
Administrative expenses	33,659	37,792
Benefits paid to participating employees	5,914,335	1,511,817
Transfers to participant-directed investments	2,140,941	1,860,225
Total deductions	8,088,935	3,409,834
Net increase (decrease)	1,834,173	(5,230,359)

Net assets available for benefits:
Beginning of year	34,885,434	40,115,793
End of year	$36,719,607	$34,885,434

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 6.                 FEDERAL INCOME TAXES

The Plan received its latest determination letter on September 25, 2009, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7.                 ADMINISTRATIVE EXPENSES

The Plan is responsible for all trustee and investment management fees.  Tredegar pays for all other administrative expenses up to an annual limit of $75,000.  Any expenses in excess of this limit are paid by the Plan.

NOTE 8.                 FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account.  Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were $5,628 and $7,272 for the years ended December 31, 2010 and 2009, respectively.  Effective January 1, 2007, the Plan was amended so that participants were immediately vested in subsequent employer matching contributions.

NOTE 9.                 PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 10.               RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 11.               DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS

ASC Topic 820, “Fair Value Measurements and Disclosures”, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2 Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Money market funds:  Valued at market price which is equivalent to cost.

Common stocks, corporate bonds and U.S government securities: Valued at closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the plan at year end reported on the active market on which the fund is sold.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 11.              DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

Actively managed commingled funds and Common collective trusts:  Valued based on information provided in the audited annual report.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2010 and 2009, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Mutual funds
Foreign Large Blend	$5,078,845	$--	$-	$5,078,845
Intermediate Term Bond	6,850,914	--	-	6,850,914
Large growth	14,543,290	-	-	14,543,290
Small growth	2,015,832	-	-	2,015,832
Small value	2,407,713	-	-	2,407,713
Target Date Funds	18,907,053	-	-	18,907,053
Other	1,690,805	-	-	1,690,805
Total mutual funds	51,494,452	-	-	51,494,452
Common stocks
Rubber & plastics	36,643,927	-	-	36,643,927
Collective investment fund	-	7,466,004	-	7,466,004
Total assets at fair value	$88,138,379	$7,466,004	$-	$95,604,383

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 11.              DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS (Concluded)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Mutual funds
Foreign Large Blend	$4,938,475	$-	$-	$4,938,475
Intermediate Term Bond	5,062,468	-	-	5,062,468
Large growth	13,856,580	-	-	13,856,580
Small growth	1,610,835	-	-	1,610,835
Small value	1,917,838	-	-	1,917,838
Target Date Funds	16,334,889	-	-	16,334,889
Other	556,928	-	-	556,928
Total mutual funds	44,278,013	-	-	44,278,013
Common stocks
Rubber & plastics	34,796,816	-	-	34,796,816
Collective investment fund	-	8,182,082	-	8,182,082
Total assets at fair value	$79,074,829	$8,182,082	$-	$87,256,911

NOTE 12.               INVESTMENT CONTRACT WITH INVESTMENT COMPANY

The Plan entered into a benefit-responsive investment contract with JP Morgan Chase Bank, N.A.  JP Morgan Asset Management maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The investment is included in the statements of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts.  The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by JP Morgan Asset Management.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 12.               INVESTMENT CONTRACT WITH INVESTMENT COMPANY (Concluded)

As described in Note 1, because a guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by JP Morgan Asset Management, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2010 and 2009 was $7,466,004 and $8,182,082, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the investment company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2010	2009

Based on actual earnings	2.81%	3.51%
Based on interest rate credited to participants	2.47%	2.17%

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 13.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	12/31/10	12/31/09

Net assets available for benefits per financial statements	$98,126,514	$89,560,445
Adjustment from contract value to fair value for guaranteed investment contract	(77,742)	(350,148)

Net assets per Form 5500	$98,048,772	$89,210,297

	12/31/10	12/31/09

Total additions per financial statements	$20,273,648	$12,621,526
Adjustment from contract value to fair value for guaranteed investment contract current year	(77,742)	(350,148)

Net additions per Form 5500	$20,195,906	$12,271,378

	12/31/10	12/31/09

Net increase per financial statements	$8,566,069	$6,049,417
Adjustment from contract value to fair value for guaranteed investment contract current year	(77,742)	(350,148)

Net income per Form 5500	$8,488,327	$5,699,269

NOTE 14.               SUBSEQUENT EVENTS

The Plan has evaluated all events subsequent to the balance sheet date of December 31, 2010 through the date these financial statements were available to be issued. The Plan has determined that there are no subsequent events that require disclosure pursuant to the FASB Accounting Standards Codification.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2010
EIN:  54-1497771         PN:  002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Tredegar Stock Fund	1,890,812 units		$36,643,927
	PIMCO Funds Total Return Fund A	631,421 units	**	6,850,914
	JP Morgan Smart Retirement Income Select	8,642 units	**	134,465
	JP Morgan Stable Asset Income Fund	19,103 units	**	7,466,004
	JP Morgan Smart Retirement 2010 Select	253,459 units	**	3,822,168
	JP Morgan Smart Retirement 2015 Select	76,817 units	**	1,159,171
	JP Morgan Smart Retirement 2020 Select	509,058 units	**	7,686,781
	JP Morgan Smart Retirement 2025 Select	18,902 units	**	270,871
	JP Morgan Smart Retirement 2030 Select	244,805 units	**	3,669,629
	JP Morgan Smart Retirement 2035 Select	8,731 units	**	123,886
	JP Morgan Smart Retirement 2040 Select	76,970 units	**	1,149,155
	JP Morgan Smart Retirement 2045 Select	3,708 units	**	52,724
	JP Morgan Smart Retirement 2050 Select	58,863 units	**	838,203
	Eaton Vance Large-Cap Value I	19,718 units	**	360,462
	Columbia Large Cap index Z	567,791 units	**	13,791,631
	American Funds Growth Fund of America R4	24,898 units	**	751,659
	Columbia Mid Cap Value Z	19,857 units	**	267,272
	Morgan Stanley Inst Mid Cap Growth I	28,462 units	**	1,063,071
	Thornburg International Value R4	81,988 units	**	2,289,096
	American Funds EuroPacific Growth R4	68,578 units	**	2,789,749
	Allianz NFJ Small Cap Value A	84,363 units	**	2,407,713
	Van Kampen Small Cap Growth A	181,750 units	**	2,015,832
*	Participant loans	616 loans 4.25% - 9.75%	-0-	2,368,709
	Total investments			$97,973,092

*	party-in-interest
**	cost omitted for participant-directed investment